TSX: EQX NYSE-A: EQX

Equinox Gold's Castle Mountain Accepted into FAST-41 Permitting Program

August 11, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) is pleased to announce that its Castle Mountain Mine Phase Two Project ("Castle Mountain") in California has been accepted into the United States Federal Permitting Improvement Steering Council's FAST-41 program. FAST-41 is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Acceptance into the program is expected to enhance regulatory certainty through a defined permitting schedule that may reflect reduced permitting timelines. Based on the permitting timeline posted to the FAST-41 project dashboard (see link) on August 8, 2025 the federal permitting process should be completed in December 2026.

Darren Hall, CEO of Equinox Gold, stated: "Castle Mountain is a high-quality growth opportunity for Equinox Gold in a tier-one jurisdiction. Based on the March 2021 Feasibility Study, the project is expected to produce approximately 200,000 ounces of gold annually over a 14-year mine life, totaling 3.2 million ounces. With FAST-41 permitting status in place we've initiated study updates and project optimization to align with the permitting timeline and position the project for a timely construction decision. Once in production Castle Mountain will be a cornerstone asset, reinforcing our strategy of building a portfolio of long-life, low-cost mines in top-tier jurisdictions."

Castle Mountain is located in San Bernardino County, California, approximately 200 miles north of Equinox Gold's Mesquite Mine. Equinox Gold acquired Castle Mountain in December 2017 and operated a small open-pit heap leach gold mine from Q4 2020 to Q3 2024. The mine is currently performing re-leaching procedures while the Company advances permitting, engineering and optimization work. While the project is expected to operate within the existing approved mine boundary, the changes to previously analyzed effects, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company's approved Mine and Reclamation Plan and an updated Environmental Impact Statement / Environmental Impact Report.

The technical information contained in this news release was approved by David Schonfeldt, P. Geo., VP Mining Geology for Equinox Gold and a "Qualified Person" under National Instrument 43-101.

About Equinox Gold

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact

Ryan King

Senior Vice President, Capital Markets and Strategy

T: 778.998.3700

E: Ryan.King@equinoxgold.com

E: ir@equinoxgold.com

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Forward-looking Information in this news release relates to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, future financial or operating performance and expansion projects ,including development of Castle Mountain Phase 2, receipt of required approvals and permits, and effectiveness of the Fast-41 Program. Forward-looking Information is generally identified using words like "will", "forward", "achieve", "strategy", "grow", "expect", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: ability to achieve production, cost and development expectations for its operations and projects, including Castle Mountain Phase 2; prices for gold remaining as estimated; availability of funds for the Company's projects and future cash requirements; While the Company considers the expectations and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section "Risk Factors in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.